EXHIBIT 99.1

Standard Lithium Bolsters National Security Focus by Adding Expert Critical Minerals and Defense Advisors

VANCOUVER, British Columbia, March 16, 2026 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE.A: SLI), a leading near-commercial lithium company, today announced the engagements of The Walsh Group, LLC, led by its Principal, Lieutenant General Robert S. Walsh, USMC (Ret.) and Global Mineral Strategies, led by its Managing Director, Mr. Gary Stanley, as strategic advisors to the Company (the “Strategic Advisors”).

The engagements of Lieutenant General Walsh and Mr. Stanley bring exceptional national security, trade policy and strategic supply chain expertise to Standard Lithium at a pivotal moment for the United States as it seeks to strengthen domestic critical mineral supply chains. Both Strategic Advisors have devoted decades of public service to advancing U.S. economic and national security interests, with a particular focus on securing resilient and competitive supply chains for strategic materials and advanced technologies.

Partnering with the Strategic Advisors will strengthen Standard Lithium’s engagement with federal stakeholders and policymakers as the Company continues its discussions with the U.S. Administration and related federal agencies regarding the development of secure domestic lithium supply chains.

“We are honored to welcome Gary Stanley and Lieutenant General Bob Walsh to Standard Lithium as advisors,” said David Park, Chief Executive Officer and Director of Standard Lithium. “Gary has been at the center of U.S. critical minerals strategy and trade policy for decades and helped to shape the federal government’s first critical minerals strategy. Lieutenant General Walsh brings a distinguished career of military leadership and deep expertise in national security and advanced technologies. Both have dedicated their careers to serving their country and strengthening the industrial and technological foundations of national security.”

“Their insights and experience come at a particularly important time,” Park continued. “As the United States accelerates efforts to secure domestic supply chains for lithium and other critical minerals, Lieutenant General Walsh and Mr. Stanley add tremendous support to our ongoing engagement with federal policymakers and industry partners. Their guidance will be invaluable as we work to advance secure, reliable and domestically sourced lithium production in support of U.S. economic and national security priorities.”

Lieutenant General Robert S. Walsh, USMC (Ret.)

Lieutenant General Walsh is the founding Principal of The Walsh Group, LLC and retired from the United States Marine Corps in 2018 after 39 years of distinguished service. He last served as Commanding General of the Marine Corps Combat Development Command and Deputy Commandant for Combat Development and Integration, where he helped design and build the future capabilities of the Marine Corps and broader U.S. defense enterprise.

A graduate of the U.S. Naval Academy and a former F/A-18 pilot and TopGun instructor, Lieutenant General Walsh held numerous senior operational and strategic leadership roles, including Director of Operations at U.S. Northern Command and Commanding General of the 2nd Marine Aircraft Wing (Forward) in Iraq. Since retiring from active duty, he has advised companies and investment firms on national security, advanced technologies, and strategic growth initiatives, bringing unparalleled insight into the intersection of defense, technology, and industrial capacity.

Gary Stanley

Mr. Stanley is the Managing Director of Global Mineral Strategies LLC and previously served as Director of the Office of Critical Minerals and Metals at the U.S. Department of Commerce, where he was the Department’s first-ever office director dedicated to critical minerals and strategic metals. In that role, Mr. Stanley worked closely with U.S. and international public and private sector stakeholders to advance the establishment of secure critical mineral supply chains and collaborated with senior officials across the U.S. Government on trade and industrial policy initiatives supporting strategic materials.

Over a distinguished career spanning four decades at the Department of Commerce, Mr. Stanley helped shape U.S. trade and industrial policy across multiple sectors and served as a coordinating author of the federal government’s 2019 Critical Minerals Strategy. His work has consistently focused on enhancing U.S. competitiveness and securing reliable access to essential materials critical to economic and national security.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively advancing a promising lithium brine resource position in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com for more information.

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Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe, “expect”, “plan”, “forecast”, “may”, “could”, “should”, “schedule”, “predict”, “budget”, “project”, “potential” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to the expectation that the appointments strengthen Standard Lithium’s engagement with federal stakeholders and policymakers, the Company’s ability to advance secure, reliable and domestically sourced lithium production, the cost and timing of any advancements of the South West Arkansas project, continued exploration of the Franklin Project, future expansion phases and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.